			Ambassador Money Market Fund QUARTERLY PERFORMANCE SUMMARY
			AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIOD ENDED
	Quarter	Year to Date	One Year	Two Years	Three Years	Five Years	Ten Years	Since Inception 08/01/2000
September 30, 2010 (Current 7-Day Yield 0.17%*)
Performance	0.04%	0.07%	0.12%	0.52%	1.46%	2.80%	2.44%	2.50%
Fund Rank**	12/289	14/283	13/282	21/271	17/269	9/246	19/199	N/A
Percentile Ranking	4%	5%	5%	8%	6%	4%	10%
Annualized Expense Ratio 0.36%
June 30, 2010
Performance	0.02%	0.03%	0.18%	0.80%	1.90%	2.96%	N/A	2.56%
Fund Rank**	9/293	14/293	11/292	19/281	15/278	10/256	N/A	N/A
Percentile Ranking	3%	5%	4%	7%	5%	4%
March 31, 2010
Performance	0.01%	0.01%	0.31%	1.10%	2.32%	3.09%	N/A	2.63%
Fund Rank**	17/297	17/297	8/293	19/284	14/280	9/257	N/A	N/A
Percentile Ranking	6%	6%	3%	7%	5%	4%
December 31, 2009
Performance	0.05%	0.52%	0.52%	1.55%	2.74%	3.20%	N/A	2.70%
Fund Rank**	20/300	11/296	11/296	18/286	13/275	10/257	N/A	N/A
Percentile Ranking	7%	4%	4%	6%	5%	4%

An investment in the Ambassador Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

*The yield quotation more closely reflects the current earnings of the money market fund than the total return calculation.

**Fund ranking in the Money Market Funds category as reported by Lipper.  (10/19/2010)

Fund Rating

Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), has assigned a Principal Stability Fund Rating of "AAAm" to the Ambassador Money Market Fund.  A fund rated AAAm has extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit, market and/or liquidity risks.  AAAm is the highest principal stability fund rating assigned by S&P.  There is no assurance that such rating will continue for any given period of time or that it will not be revised or withdrawn entirely, if in the sole judgment of S&P, circumstances so warrant.